FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

October 1, 2009

Item 3: News Release:

A news release dated and issued on October 1, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

 WESTERN STANDARD ACQUIRES FREEGOLD’S ALMADEN GOLD PROJECT

Item 5: Full Description of Material Change:

Vancouver, BC, Canada, – October 1, 2009 – Western Standard Metals Ltd. (TSX-V: WSM) (“Western Standard”) and Freegold Ventures Limited (TSX: ITF) (“Freegold”) are pleased to announce that further to the news release dated September 8, 2009, Western Standard has completed the acquisition of a 100% interest in Freegold’s Almaden gold project located in Idaho (the “Almaden Project”).  In consideration, Western Standard has issued:

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4 million common shares to Freegold;

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1 million common shares to Tiomin Resources Inc. (“Tiomin);

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a cash payment of USD$2.9M to Freegold’s secured bridge debt holder; and

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500,000 warrants exercisable at CAD$0.30 per share until September 30, 2011 to the bridge debt holder.

Tiomin which holds a secondary secured debt in the amount of US$2,329,000 over the assets of Freegold has converted approximately two-thirds of its debt into a total of 16,714,773 shares of Freegold, as a result of which Tiomin will hold 19.99% of the outstanding shares of Freegold.  Additionally, the issuance by Western Standard of 1,000,000 common shares to Tiomin reduces the debt balance to $854,974 which will be repayable, by Freegold, over a two year term and will bear an annual interest rate of 6%.  Tiomin will also have the right to nominate one member to Freegold’s Board of Directors.

The Almaden Project is located in rural western Idaho with excellent access and nearby hydro-electric power lines. The project is host to a low-sulphidation, epithermal gold deposit drilled extensively from 1978 to 1992 by a number of companies including Homestake and Amax Gold. Freegold optioned the property in 1995 and commissioned Watts, Griffis and McQuat (“WGM”) to complete a feasibility study based on additional drilling and metallurgical test work completed by Freegold. The feasibility study, completed in 1997, envisioned gold production of approximately 100,000 ounces/year over a 5-year mine life by open pit mining and heap leach extraction.

An independent NI43-101 Technical Report authored in 2006 outlined an indicated resource of 520,351 ounces (22,478,454 tonnes grading 0.72 grams/tonne) and an inferred resource of 361,477 ounces (18,133,902 tonnes grading 0.62 grams/tonne) at a cut-off grade of 0.38 grams/tonne gold. Since this estimate an additional 16,677 metres of reverse circulation and diamond drilling with the intention of upgrading the resource to the measured and indicated categories has been completed.  A revised NI43-101 Technical Report authored by Mine Development Associates will be filed later this month.

In conjunction with the exploration program, Western Standard will undertake a new resource-estimate and metallurgical test work that will form the basis of a feasibility study that examines and optimizes various production scenarios to determine the most economically viable method to extract and process the mineralization, while minimizing the effects on the environment.

The Almaden Project is subject to a 4% net proceeds royalty interest payable to underlying property owners and a net smelter returns royalty of 1% (for gold prices equal to or less than US$425/oz) or 2% (for gold prices greater than US$425/oz) payable to Royal Gold Inc.

Western Standard will initiate a drill program to explore the extension of the near surface mineralization that is open to the north and south, as well as test for deeper high-grade structurally controlled gold mineralization.  In conjunction with the exploration program, Western Standard will also undertake further metallurgical test-work that will form the basis of a feasibility study that examines and optimizes various production scenarios.

Additionally, Western Standard is pleased to announce the closing a first tranche of a non-brokered private placement of 2,684,000 Units for gross proceeds of $563,745.  Each Unit consisted of one common share and one share purchase warrant exercisable into an additional common share at a price of $0.28 until September 30, 2011.  A total of 110,000 shares were issued as a finder’s fee in this placement.  All shares issued under the placements are subject to a four month hold period, being January 30, 2010.

Upon completion of the Transaction and the private placements to finance the acquisition, Western Standard’s total issued and outstanding will be 42,968,067 million shares.

Michael Gross, M.Sc., P.Geo., Vice President Exploration of Freegold and Walter Melnyk, P.Eng., President of Western Standard are Qualified Persons as defined by National Instrument 43-101, have reviewed and approved the technical disclosure contained in this news release.

Freegold Ventures is pleased to announce that J. Kristina Walcott has been appointed President and Chief Executive Officer of the Company.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of October 2009